FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2003
                                14 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing 1st Quarter Results released on 14 November 2003 press release

                                                                14 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC

              Results for the three months ended 30 September 2003


-        Net DTH subscriber growth of 170,000 in the quarter to 7.0 million

-        Total revenue increases by 17% to GBP850 million

- Operating profit before goodwill and exceptional items doubles to GBP151 million

-        Net operating cash inflow increases by 39% to GBP135 million

-        Profit after tax of GBP90 million

- Earnings before goodwill and exceptional items increases to 4.8 pence per share


James Murdoch, Chief Executive of British Sky Broadcasting Group plc, said:

"The current financial year has started well and we continue to grow both subscribers and revenues. In particular, the most significant achievements are the doubling of operating profit and the considerable increase in profit margin."

Enquiries:

Analysts/Investors:

Neil Chugani                                            Tel: 020 7705 3837
Andrew Griffith                                         Tel: 020 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                           Tel: 020 7705 3267
Robert Fraser                                           Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


Portland:

Tim Allan                                               Tel: 020 7404 5349


Finsbury Group:

James Leviton                                           Tel: 020 7251 3801





A conference call for UK and European analysts will be held at 8.30 a.m. (GMT) today. To register for this, please contact Laura Martin at Portland on +44 20 7421 6120. A live webcast of this call will be available on Sky's corporate website (www.sky.com/corporate) and available to replay.

There will be a separate conference call for US analysts at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.



OPERATING REVIEW

On 1 October 2003, British Sky Broadcasting Group plc ("the Group" or "Sky") announced the achievement of its target of seven million direct-to-home ("DTH") satellite subscribers by the end of the calendar year 2003, three months early. The Group added 170,000 net new subscribers in the three months to 30 September 2003 ("the quarter"), increasing the total number of DTH subscribers to 7,015,000.

DTH churn (annualised) continues to remain below 10% at 9.6% for the quarter, the same level as the three months to 30 September 2002 ("the comparable period").

The annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP366, an increase of GBP18 over the comparable period and the same as ARPU reported for the quarter to 30 June 2003. ARPU remains on track to reach Sky's target of GBP400 in 2005. The Group expects the next significant increase in ARPU to take effect from January 2004 as a result of the recently announced changes in UK and Ireland retail pricing. These price changes will therefore be reflected in ARPU from the third quarter of this financial year.

At 30 September 2003, there were 184,000 subscribers to the Extra Digibox and 121,000 subscribers to Sky+, representing increases of 12% and 15% respectively in the quarter. The percentage of Sky+ subscribers taking Sky's top tier package, Sky World, was around 80%. Sky recently announced that, from 1 October 2003, the GBP10 monthly Sky+ subscription would be waived for those customers who subscribe to two or more Sky premium sports or movie channels, and that this change, together with the recently launched marketing campaign, is expected to increase the take-up of Sky+ and Extra Digibox. Since 1 October 2003, the average number of daily bookings has significantly increased compared to the average over the quarter.

One of the main programming highlights of this quarter has been Sky Sports' coverage of the UEFA Champions League, which commenced in September. Sky's coverage, which includes the interactive service that allows viewers to choose between up to eight live matches simultaneously, has attracted an average cumulative in-home audience for Wednesday nights of 1.9 million viewers. Sky Sports attracted the highest multichannel audience ever recorded, with an in-home peak of 4.2 million viewers, for England's qualifying tie against Turkey for the European Championship Finals in 2004. On 17 October 2003, Sky announced that it had successfully bid for the exclusive live rights to European Rugby Union's Heineken Cup, for three seasons from 2003/04 to 2005/06.



FINANCIAL REVIEW

Sky has delivered a strong financial performance this quarter. Operating profit before goodwill and exceptional items for the quarter increased by 101% to GBP151 million and the Group's operating profit margin before goodwill and exceptional items was 18%, up from 10% for the comparable period. The Group made a profit after tax of GBP90 million, compared to nil in the comparable period.

Total revenues increased by 17% to GBP850 million.

DTH revenues increased by 17% to GBP628 million mainly as a result of the 12% increase in the average number of DTH subscribers.

The Group's advertising revenue increased by 7% on the comparable period to GBP64 million, reflecting Sky's continued outperformance compared with the UK advertising market as a whole, which is estimated to have declined by 2% during the quarter.

The 6% increase in wholesale revenue to GBP52 million is solely due to the one-off receipt of revenue resulting from an audit of NTL's reporting systems for various periods up to December 2002. Excluding this one-off effect, wholesale revenue was broadly in line with the comparable period.

Interactive revenues were GBP75 million for the quarter, an increase of 70% on the comparable period. Sky Active revenues increased by 14% on the comparable period to GBP25 million. The main areas of growth this quarter have been premium rate telephony revenues, third party betting, retail through SkyBuy, and revenue from the operation of our websites. SkyBet revenues increased by 127% on the comparable period to GBP50 million, mainly as a result of the increased number of interactive and telephone bets.

Programming costs for the period increased by GBP13 million to GBP367 million. This reflects contractual increases in sports rights costs, including the addition of the Champions League this season; volume and contractual rate increases in movies, partially offset by savings resulting from the continued weakness of the US dollar; and higher subscriber volumes in third party channel costs. The improvement in terms achieved in the renegotiation of the Viacom channels in August, is reflected in the cost per subscriber this quarter.

Other operating costs before goodwill increased by 12% on the comparable period to GBP332 million. This was mainly due to the significant rise in betting costs, which is directly related to the increase in SkyBet revenue, administration costs and transmission costs.

Included within operating costs are marketing costs of GBP98 million, which reduced by 4% on the comparable period mainly as a result of lower digital installs and lower set-top box unit prices. Consequently, subscriber acquisition cost continues to fall and remains comfortably on track to achieve the Group's target of below GBP200 by 30 June 2004.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") before exceptional items, for the quarter increased by 80% from GBP97 million to GBP175 million.

The Group's share of the operating profits of joint ventures increased to GBP3 million in the quarter and, after deducting net interest payable, the Group made a profit before tax, goodwill and exceptional items of GBP131 million.

The tax charge for the quarter of GBP37 million includes a current tax charge of GBP36 million (based on an effective rate of 30% on profits before tax, goodwill and joint ventures); a deferred tax charge of GBP3 million; and a joint ventures tax credit of GBP2 million.

The profit after tax for the quarter was GBP90 million. With the weighted average number of shares outstanding during the quarter (excluding those shares held in ESOP trust) at 1,935 million, this generates earnings per share before goodwill and exceptional items of 4.8 pence compared to 1.6 pence for the comparable period.

The Group continues to generate significant operating cashflow, with an inflow of GBP135 million in the quarter, compared to GBP97 million in the comparable period. This represented the conversion of 90% of operating profit before goodwill and exceptional items to operating cash inflow. Despite seasonal working capital outflows in the quarter relating to payments for sporting rights, including payments totalling over GBP250 million to the FA Premier League, the Football Association and UEFA, the Group again reduced net debt in the first quarter by GBP71 million to GBP1,034 million from GBP1,105 million at 30 June 2003.


CORPORATE

On 3 November 2003, the Board of Directors announced the appointment of James Murdoch as Chief Executive Officer. He has replaced the outgoing Chief
Executive, Tony Ball, effective November 4.   Mr Ball also resigned as a
director of the Company with effect from 4 November 2003.

James Murdoch was appointed following the unanimous recommendation of a four-member Nominations Committee of non-executive Board members. The Committee was supported by the Executive Search firm Spencer Stuart.

The Board has invited Lord Rothschild to fill the new role of non-executive Deputy Chairman and he will take up the post on 17 November 2003. As of such date, Lord Rothschild will also assume the role of the Senior Independent Director from Lord St John of Fawsley.

Also on 3 November 2003, the Board announced the appointment of Allan Leighton as Chairman of the Audit Committee. He will take up this position upon the retirement from the Board of the Committee's current Chairman, Philip Bowman, immediately after today's AGM.

Following Philip Bowman's retirement from the Board, the Board has instigated a search for a new Independent non-executive Director.

On 12 August 2003, the Group announced that it had a deficit of GBP1,120 million on its company-only profit and loss reserve at 30 June 2003. In order to improve the presentation of the Group's balance sheet and give the Group greater flexibility in any future distribution policy, the Directors are proposing a resolution at today's AGM to eliminate the deficit by reducing the Group's share premium account. In order for this to take effect, the reduction will require the subsequent approval of the High Court.

On 7 October 2003, the Group announced that it had sold the whole of its 9.9% shareholding in Manchester United plc. The price per share paid of GBP2.39 reflected the closing price on 6 October and both the final and special declared dividends. Prior to the sale, the Group held 25,950,827 Manchester United plc shares. The cash received from this sale will be reflected in the cashflow for the second quarter. In accordance with the accounting treatment required by UK GAAP, the GBP33 million provision held against the Group's investment in Manchester United plc was released at 30 September 2003. Further to this, a profit on disposal of GBP2 million will be recognised during the second quarter.




Appendix 1

Subscribers to Sky Channels


                                               Prior Year       Prior Quarter
                                               Q1 2002/03          Q4 2002/03          Q1 2003/04
                                                    as at               as at               as at
                                                 30/09/02            30/06/03            30/09/03

DTH digital homes1,2                            6,318,000           6,845,000           7,015,000

Total TV homes in the UK and                   25,911,000          26,154,000          26,200,000
Ireland3

Total Sky digital homes as a                          24%                 26%                 27%
percentage of total UK and Ireland
TV homes
Cable - UK                                      3,405,000           3,266,000           3,267,000
Cable - Ireland                                   594,000             605,000             584,000

Total Sky pay homes                            10,317,000          10,716,000          10,866,000


DTT - UK 3, 4                                           -           1,510,000           1,710,000


Total Sky homes                                10,317,000          12,226,000          12,576,000

Total Sky homes as a percentage of                    40%                 47%                 48%
total UK and Ireland TV homes

DTH Churn rate for year to date                      9.6%                9.4%                9.6%
(annualised)




1: Includes DTH subscribers in Ireland (297,000 as at 30 September 2003, 286,000 at 30 June 2003 and 255,000 at 30 September 2002).

2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).

3: Total UK homes estimated by BARB and taken from the beginning of the following month (latest figures as at October 2003). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July (latest figures as at July 2003).

4: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at October 2003). These figures may include Sky or Cable homes that already take multichannel TV.





Consolidated Profit and Loss Account for the three months ended 30 September
2003


                                                                    2003/2004                              2002/2003
                                                                        Three                                  Three
                                                                       months                                 months
                                             Before                     ended                                  ended
                                           goodwill    Goodwill            30                                     30
                                                and         and     September                              September
                                        exceptional exceptional          2003       Before                      2002
                                              items       items         Total     goodwill    Goodwill         Total
                                               GBPm        GBPm          GBPm         GBPm        GBPm          GBPm
                                 Notes  (unaudited) (unaudited)   (unaudited)  (unaudited) (unaudited)   (unaudited)

Turnover: Group turnover and
share of joint
ventures' turnover                          871           -           871          744           -           744

Less: share of joint ventures'
turnover                                    (21)          -           (21)         (18)          -           (18)
Group turnover                     1        850           -           850          726           -           726


Operating expenses, net            2       (699)        (29)         (728)        (651)        (29)         (680)

EBITDA                                      175           -           175           97           -            97

Depreciation                                (24)          -           (24)         (22)          -           (22)
Amortisation                                  -         (29)          (29)           -         (29)          (29)

Operating profit (loss)                     151         (29)          122           75         (29)           46

Share of operating results of
joint ventures                                3           -             3           (1)          -            (1)

Write back of provision against
fixed asset investments, net       3          -          25            25            -           -             -

Profit (loss) on ordinary
activities before interest
and taxation                                154          (4)          150           74          (29)          45


Interest receivable and similar               1           -             1            1            -            1
income
Interest payable and similar                (24)          -           (24)         (32)           -          (32)
charges
Profit (loss) on ordinary
activities before taxation                  131          (4)          127           43          (29)          14


Tax on profit (loss) on ordinary            (37)          -           (37)         (14)           -          (14)
activities
Profit (loss) on ordinary
activities
after taxation                               94          (4)           90           29          (29)          -


Equity dividends - paid and                                             -                                     -
proposed
Retained profit for the                                                90                                     -
financial period

Basic earnings (loss) per share           4.8p         (0.2p)        4.6p         1.6p        (1.6p)       0.0p
Diluted earnings (loss) per               4.8p         (0.2p)        4.6p         1.6p        (1.6p)       0.0p
share



Notes:



1.        Turnover

                                                                                       2003/2004     2002/2003
                                                                                    Three months  Three months
                                                                                           ended         ended
                                                                                    30 September  30 September
                                                                                            GBPm          GBPm
                                                                                     (unaudited)   (unaudited)

DTH subscribers                                                                              628           538
Cable subscribers                                                                             52            49
Advertising                                                                                   64            60
Interactive                                                                                   75            44
Other                                                                                         31            35
                                                                                             850           726





2.        Operating expenses, net

                                                            2003/2004                                 2002/2003
                                                         Three months                              Three months
                                                                ended                                     Ended
                                   Before                30 September        Before                30 September
                                 goodwill      Goodwill         Total      Goodwill      Goodwill         Total
                                     GBPm          GBPm          GBPm          GBPm          GBPm          GBPm
                              (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)

Programming (i)                       367             -           367           354             -           354
Transmission and related               43             -            43            38             -            38
functions (i)
Marketing                              98             -            98           102             -           102
Subscriber management                  80             -            80            78             -            78
Administration                         64            29            93            58            29            87
Betting                                47             -            47            21             -            21
                                      699            29           728           651            29           680



(i) The amounts shown are net of GBP5 million (2002/2003 three months ended 30
September: GBP2 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP8 million (2002/2003 three months ended 30
September: GBP6 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3.        Exceptional items

Effective at 30 September 2003, the Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP8 million.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 November 2003                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary